UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

CARBONITE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

141337105

(CUSIP Number)

Jeremy D. Rossen

Vice President, General Counsel

j2 Global, Inc.

6922 Hollywood Blvd., Suite 500

Los Angeles, California 90028

(323) 860-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 4 Pages

1	Names of Reporting Persons j2 Global, Inc.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 1,932,690
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,932,690
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,932,690
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.17%
14	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer.

This Amendment No. 7 (the “Amendment”) amends and supplements the Schedule 13D filed by j2 Global, Inc., a Delaware corporation (the “Reporting Person”), with the Securities and Exchange Commission on November 5, 2012, as amended (the “Statement”), related to the Common Stock, par value $0.01 per share (the “Shares”), of Carbonite, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is Two Avenue de Lafayette, Boston, Massachusetts 02111.

Unless specifically amended or modified hereby, the disclosures set forth in the Statement remain unchanged.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is amended and supplemented as follows:

(a) As of the date hereof, the Reporting Person beneficially owns 1,932,690 Shares indirectly through a wholly owned subsidiary. According to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2016, the number of Shares outstanding as of April 29, 2016 was 26,946,051. As of the date hereof, the Reporting Person is the beneficial owner of 7.17% of the Shares outstanding.

(c) The trading dates, number of Shares sold, price per Share and the nature of all transactions effected by the Reporting Person during the past 60 days are set forth in Schedule B, which is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 1, 2016	j2 GLOBAL, INC.

	By:	/s/ Jeremy D. Rossen
	Name:	Jeremy D. Rossen
	Title:	Vice President, General Counsel

SCHEDULE B

Transactions During the Past 60 Days

The prices reported below reflect the weighted average sale price of the shares of Common Stock, par value $0.01 per share of Carbonite, Inc., sold on the relevant date. The Reporting Person hereby undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares of Common Stock sold at each separate price.

Seller	Date of Transaction	Number of Shares	Weighted Average Price per Share	Nature of Transaction
j2 Global, Inc.	May 11, 2016	7,100	$9.04(1)	Open Market Sale
j2 Global, Inc.	May 12, 2016	41,098	$9.05(2)	Open Market Sale
j2 Global, Inc.	May 13, 2016	28,015	$9.07(3)	Open Market Sale
j2 Global, Inc.	May 16, 2016	12,609	$9.07(4)	Open Market Sale
j2 Global, Inc.	May 17, 2016	3,000	$9.12(5)	Open Market Sale
j2 Global, Inc.	May 19, 2016	22,723	$9.07(6)	Open Market Sale
j2 Global, Inc.	May 20, 2016	16,803	$9.06(7)	Open Market Sale
j2 Global, Inc.	May 23, 2016	22,500	$9.04(8)	Open Market Sale
j2 Global, Inc.	May 24, 2016	15,442	$9.12(9)	Open Market Sale
j2 Global, Inc.	May 25, 2016	22,751	$9.17(10)	Open Market Sale
j2 Global, Inc.	May 26, 2016	32,800	$9.18(11)	Open Market Sale
j2 Global, Inc.	May 27, 2016	12,980	$9.25(12)	Open Market Sale
j2 Global, Inc.	May 31, 2016	84,155	$9.26(13)	Open Market Sale

1.	Executed at prices ranging from $9.03 to $9.10.
2.	Executed at prices ranging from $9.04 to $9.08.
3.	Executed at prices ranging from $9.03 to $9.11.
4.	Executed at prices ranging from $9.05 to $9.11.
5.	Executed at prices ranging from $9.11 to $9.13.
6.	Executed at prices ranging from $9.03 to $9.12.
7.	Executed at prices ranging from $9.04 to $9.16.
8.	Executed at prices ranging from $9.04 to $9.08.
9.	Executed at prices ranging from $9.11 to $9.23.
10.	Executed at prices ranging from $9.11 to $9.20.
11.	Executed at prices ranging from $9.18 to $9.20.
12.	Executed at prices ranging from $9.25 to $9.30.
13.	Executed at prices ranging from $9.25 to $9.27.